hannover **re**®

03 SEP -8 AM 7:21

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL


03029759

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 29, 2003

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of our latest newsletter: "New head of Corporate Communications".

Please contact the right undersigned by calling +49-511-5604-1739 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Gabriele Bödeker

Enclosure

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88

hannover re®

NEWSLETTER

__The Hannover Re NewsLetter__ serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.

New head of Corporate Communications

Hannover, 29 August 2003: Effective today Eric Schuh (28) is to assume responsibility for Corporate Communications at Hannover Re. Mr. Schuh, who holds a Master's degree in Economics, was previously employed with J.P. Morgan in London as an equity analyst focusing on European insurance stocks. He will continue our policy of active and open communication with the capital markets and the press.

Mr. Schuh succeeds Dr. Lutz Köhler, who has left the company by the end of the month in order to devote himself to other tasks.

Your other contact persons (Gabriele Bödecker for Investor Relations and Gabriele Handrick for Public Relations) continue to be at your service.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of EUR 12.5 billion, is one of the five largest reinsurers in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have each awarded Hannover Re a rating in their second-highest category (Standard & Poor's AA- "Very Strong" and A.M. Best A+ "Superior").*

hannover **rück**

INFOBRIEF

Der InfoBrief ist *ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Neuer Mann für Corporate Communications

Hannover, 29. August 2003: Eric Schuh (28) übernimmt mit heutiger Wirkung die Verantwortung für den Bereich Corporate Communications bei der Hannover Rück. Schuh ist Diplom-Volkswirt und war zuvor Aktien-Analyst für europäische Versicherungswerte bei J.P. Morgan in London. Wir werden mit ihm unsere aktive und offene Kommunikation mit den Kapitalmärkten und der Presse fortsetzen.

Sein Vorgänger, Dr. Lutz Köhler, verlässt das Unternehmen zum Monatsende, um sich anderen Aufgaben zuzuwenden.

Ihre übrigen Ansprechpartner (Gabriele Bödecker für Investor Relations und Gabriele Handrick für Public Relations) stehen Ihnen unverändert zur Verfügung.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel. 05 11/ 56 04-1500, Fax 05 11/ 56 04-16 48, E-Mail eric.schuh@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von EUR 12,5 Mrd. eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück ein Rating in ihrer jeweils zweithöchsten Kategorie zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A+ „Superior").*